SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116 TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com	FIRM/AFFILIATE OFFICES CHICAGO HOUSTON

DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	June 16, 2015	LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO

VIA EDGAR

John Grzeskiewicz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	BlackRock MuniYield Michigan Quality Fund, Inc.

BlackRock MuniYield Michigan Quality Fund II, Inc.

(File Nos. 811-07080 & 811-06501)

Dear Mr. Grzeskiewicz:

Thank you for your oral comments on May 15, 2015 regarding the preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) filed jointly by BlackRock MuniYield Michigan Quality Fund, Inc. (“MIY”) and BlackRock MuniYield Michigan Quality Fund II, Inc. (“MYM” and, together with MIY, the “Funds”) on May 8, 2015 with the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Funds’ proposed reorganization (the “Reorganization”). We have considered your comments to the Preliminary Proxy Statement and, on behalf of the Funds, responses to those comments are set forth below. Changes will be reflected in a definitive proxy statement filed on Schedule 14A, which the Funds intend to file on or about June 18, 2015, and will be marked to show all changes made since the filing of the Preliminary Proxy Statement.

John Grzeskiewicz

June 16, 2015

Your comments are set forth in bold, followed by the Funds’ responses. Capitalized terms not otherwise defined have the meanings ascribed to them in the Preliminary Proxy Statement.

Comments and Responses

1.	Please explain to us why (i) in Proposal 1(A) VRDP Holders of the Target Fund are voting together with the Target Fund common shareholders as a single class to approve the Reorganization, in addition to voting as a separate class in Proposal 1(B), and (ii) in Proposal 2 VRDP Holders of the Acquiring Fund are voting together with the Acquiring Fund common shareholders as a single class to approve the issuance of addition Acquiring Fund Common Shares in the Reorganization. Please also explain whether VRDP Holders vote on a share-for-share basis or based on the value of such shares, and why common shareholders of the Funds do not get a separate class vote on Reorganization-related proposals.

The voting requirements reflected in the Preliminary N-14 result from Section 18(i) of the Investment Company Act of 1940 (the “1940 Act”). Section 18(i) requires that every share of stock issued by a registered investment company be voting stock and have equal voting rights with every other outstanding voting stock, except as provided in section 18(a) of the 1940 Act or as otherwise required by law. As a result, Holders of VRDP Shares vote together with common shareholders, except as provided in section 18(a) of the 1940 Act or as otherwise required by law, and that is why Holders of VRDP Shares are voting together with common shareholders as a single class in Proposal 1(A) and Proposal 2.

Section 18(a)(2)(D) of the 1940 Act requires a separate class vote of senior securities that are stock with respect to any plan of reorganization adversely affecting such securities. In order to deny preferred shareholders a separate class vote under this provision, the Fund would be required to conclude that preferred shareholders are not adversely affected. There is very little guidance on the topic of what constitutes an adverse effect in this context and, out of an abundance of caution, industry practice is generally to provide preferred shareholders the vote to which they are entitled under section 18(a)(2)(D) of the 1940 Act. As a result, the Holders of VRDP Shares of each Fund are being asked to vote on the Reorganization as a separate class in Proposal 1(B) and Proposal 1(C). Further, in Proposal 2, Holders of VRDP Shares are not voting as a single class because approval of the issuance of additional common shares is not an item that entitles the Holders of VRDP Shares to a separate class vote under the 1940 Act or the governing documents establishing the Acquiring Fund’s VRDP Shares.

John Grzeskiewicz

June 16, 2015

Pursuant to the governing documents establishing the Funds’ VRDP Shares, each Holder of VRDP Shares is entitled to one vote for each VRDP Share held.

2.	With respect to the U.S. federal income tax consequences of the Reorganization, please advise us whether the Funds will be relying on an opinion of counsel or a private letter ruling from the Internal Revenue Service.

The Funds will rely on an opinion of counsel with respect to the U.S. federal income tax consequences of the Reorganization.

3.	Please briefly explain to us the offering history of the Funds’ preferred share leverage.

The Funds have informed us that each Fund previously had outstanding publicly offered auction market preferred stock (“AMPS”). The Funds have also informed us that each Fund has redeemed all of its previously outstanding AMPS pursuant to the terms of such AMPS and in accordance with Rule 23c-2 under the 1940 Act.

The Funds have informed us that the outstanding VRDP Shares of each of MIY and MYM were issued only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933) in accordance with the exemption from the registration requirements of the Securities Act of 1933 provided by Section 4(2) of the Securities Act of 1933.

The Funds have also informed us that each Fund’s outstanding VRDP Shares are currently held by one shareholder. See response to Comment #4, below.

4.	Please identify to us in your response letter (i) the liquidity provider for the Funds’ VRDP Shares, and (ii) the holder of the Funds’ VRDP Shares.

The Funds have informed us that, as reflected on page 7 of the Preliminary Proxy Statement summary, under the heading “Summary—Other Service Providers,” Citibank, N.A. is the liquidity provider for the Funds’ VRDP Shares.

The Funds have also informed us that, as reflected on page 78 of the Preliminary Proxy Statement, under the heading “Additional Information—5% Beneficial Share Ownership,” Citibank, N.A. is the sole holder of each Fund’s outstanding VRDP Shares.

John Grzeskiewicz

June 16, 2015

5.	Inasmuch as the Funds’ VRDP Shares are held by a single shareholder, please explain to us why a proxy statement pursuant to Schedule 14A, instead of an information statement pursuant to Schedule 14C, is necessary.

Rule 20a-1 under the 1940 Act requires a registered investment company to comply with Regulation 14A, Schedule 14A and all other rules or regulations adopted pursuant to Section 14(a) of the Securities Exchange Act of 1934 with respect to the solicitation of any proxy, consent or authorization with respect to any security issued by such registered fund to the same extent that would be applicable to such solicitation if it were made in respect of a security registered pursuant to Section 12 of the Securities Exchange Act of 1934.

As reflected by the form of proxy cards included in the Preliminary Proxy Statement filed with the Commission, the Funds intend to solicit proxies from the Funds’ VRDP Holder. The Funds therefore believe that a proxy statement pursuant to Schedule 14A is necessary.

6.	Please explain any differences in the manner in which the dividends on the Target Fund VRDP shares and the Acquiring Fund VRDP Shares are calculated. If any differences exist, please disclose them in the proxy statement.

As set forth on page 2 of the Preliminary Proxy Statement under the heading “Proposal 1—The Reorganization of the Funds—Description of the Reorganization,” the Funds’ VRDP Shares have the same mechanism for determining the applicable dividend rate and maximum rate, and the same liquidity provider, remarketing agent and tender and paying agent.

Moreover, as also disclosed in the aforementioned heading, each Fund’s VRDP Shares are currently in a three year special rate period that will end on June 24, 2015, which is expected to be extended to June 22, 2016. The terms applicable to each Fund’s VRDP Shares during the special rate period are substantially identical and during the special rate period the Funds’ VRDP Shares have the same mechanism for determining the applicable dividend rate and maximum rate, redemption premiums and transfer restrictions.

The only significant difference between the terms of the two Funds’ VRDP Shares is that the Target Fund VRDP Shares have a mandatory redemption date

John Grzeskiewicz

June 16, 2015

of June 1, 2041 and the Acquiring Fund VRDP Shares have a mandatory redemption date of May 1, 2041. This is disclosed under the same aforementioned heading.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon